UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 1-1143
INCO LIMITED

(Exact name of registrant as specified in its charter)
145 King Street West, Suite 1500, Toronto, Ontario M5H 4B7 (416) 361-7511

Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Shares, LYONs Notes due 2021, Convertible Debentures due 2023; Subordinated Convertible
Debentures due 2052; 7.75% Notes due 2012; 5.70% Debentures due 2015; and 7.20% Debentures due 2032

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains )
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date:

Common Shares:	1
LYONs Notes due 2021:	13
Convertible Debentures due 2023:	24
Subordinated Convertible Debentures due 2052:	3
7.75% Notes due 2012:	35
5.70% Debentures due 2015:	32
7.20% Debentures due 2032:	20
Pursuant to the requirements of the Securities Exchange Act of 1934, CVRD Inco Limited, the successor to Inco Limited, has caused this certification/notice to be signed on behalf of CVRD Inco Limited by the undersigned duly authorized person.

Date: January 4, 2007	By:	/s/ Simon A. Fish
		Name:	Simon A. Fish
		Title:	Executive Vice President, Secretary and General Counsel